J. David Stewart	Ulitsa Gasheka, 6
Direct Dial: +74956441927	Ducat III, Office 510
j.david.stewart@lw.com	Moscow 125047, Russia
Tel: +7.495.785.1234 Fax: +7.495.785.1235
www.lw.com

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Re:                             Mobile TeleSystems Public Joint Stock Company

Schedule TO-I

Filed October 31, 2016 by Stream Digital, LLC

SEC File No. 1-15094

Dear Ms. Chalk:

On behalf of Mobile TeleSystems Public Joint Stock Company (the “Company”), we are transmitting this letter in response to comments received from the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated November 4, 2016 with respect to the Company’s Schedule TO-I filed on October 31, 2016 (the “Schedule TO”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule TO.

Schedule TO — General

1.              We note that you indicate on the cover page of the Schedule TO that you are relying on the cross-border exemption in Rule 13e-4(i). In your response letter, please outline the facts supporting your reliance on this exemption, including by outlining the U.S. ownership calculation supporting that reliance.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is eligible to rely on the cross-border exemption set forth in Rule 13e-4(i) because:

•                  it is a foreign private issuer and is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended; and

•                  pursuant to a look-through analysis of the country of residence of the Company’s ADS Holders, as well as an analysis of the number of shares of Common Stock owned by the Company’s controlling shareholder, Sistema Public Joint-Stock Financial Corporation (together with affiliated entities, excluding the Group as defined below) (“Sistema”), the Company’s Directors and Officers and fifteen of its largest holders of shares of Common Stock of record via nominee accounts that are not located in either the United States or the Russian Federation; the Company was able to ascertain that as of September 30, 2016, at least 67.8% of its shares of Common Stock (after excluding any shares of Common Stock held by the Company itself), including shares of Common Stock represented by ADSs, were held by persons not resident in the United States.

More specifically, the calculation of the number of non-US resident Shareholders was carried out as follows:

•                  Total number of shares of Common Stock outstanding of 1,998,381,575 minus 8,471,576 shares of Common Stock held by the Company or entities controlled by the Company (the “Group”) equals 1,989,909,999 total shares of Common Stock issued and outstanding. Of these 1,989,909,999 shares of Common Stock, the Company was able to confirm that as of September 30, 2016, 263,866,110 shares of Common Stock represented by ADSs were held by non-US residents; 904,965 shares of Common Stock were held by the Company’s Directors and Officers who are non-US residents; 1,008,008,866 shares of Common Stock were held by Sistema, a non-US resident, and 77,045,501 shares of Common Stock were held by the Company’s fifteen largest non-US resident holders of shares of Common Stock (in the form not represented by ADSs). The Company saw no need to go beyond the fifteen largest holders of shares of Common Stock, as once the Company had analyzed those holders, it was clearly determined to be within the Tier II exemption and there was no need to look further.

•                  The aggregate number of shares of Common Stock identified by the Company as being held by non-US residents as of September 30, 2016 were 1,358,297,018, or 67.8%, of the Company’s total issued and outstanding shares of Common Stock after excluding shares held by the Group itself.

2.              Tell us why there are separate expiration dates for the common stock and ADSs and explain how this is consistent with U.S. tender offer rules, including the equal treatment principals in Rule 13e-4(i). We may have additional comments.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company recognizes that it is uncommon, albeit not unprecedented, to have the tender offer periods end at different times in order to accommodate the realities of different time zones, as well as when clearing systems and other market participants are actually open for business. However, it was important to the Company to do its best to ensure that all holders of both shares of Common Stock and shares of Common Stock represented by ADSs have an equal opportunity to actually and practicably tender their shares of Common Stock (including shares of Common Stock represented by ADSs) on the basis of the same market information following the close of the Moscow and New York markets on November 30, 2016. Therefore, the Company chose to follow the example set by CSR plc on October 29, 2012, by having the Tender Offer period for the shares of Common Stock close the day after the Tender Offer period for the ADSs(1).

On the basis of the above, the Company chose to close the Tender Offer, with respect to the ADSs, at 5:00 p.m. New York time (1:00 a.m. Moscow time) on November 30, 2016, leaving an hour after the markets close in New York for ADS Holders to tender, and the Company chose to close the Tender Offer, with respect to the shares of Common Stock, at 10:00 a.m. Moscow time (2:00 a.m. New York time) as that would also, de facto, allow holders of shares of Common Stock an hour during the European business day following the close of the New York markets (from 9:00 a.m. to 10:00 a.m. Moscow time) to tender their shares of Common Stock before the Moscow Exchange reopens at 10:00 a.m. Moscow time. The Company does not believe the different times are inconsistent with equal treatment because the Tender Offer deadline in Moscow is before the market opens there.

Expected Timetable of Principal Events

3.              It appears from the timetable here that payment for tendered shares may not occur until December 23, 2016, 21 days after the announcement of the results of the tender offer. Supplementally describe the applicable Russian prompt payment rules for this tender offer and upon which you will apparently rely pursuant to Rule 13e-4(i).

(1)  See issuer tender offer by CSR plc, filed on Schedule TO-I on October 29, 2012. The tender offer by CSR plc closed on November 28, 2012, with respect to ADSs, and on November 29, 2012, with respect to ordinary shares.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Moscow office of Latham & Watkins is qualified to practice Russian law, and have been involved in a number of public tender offers for Russian shares. We hereby confirm that both Russian legislation as well as market practice are consistent with the approach described in the Offer to Purchase with respect to settlement as required by Rule 13e-4(i).

More specifically, in our case the applicable Russian legislation does not prescribe a time period for prompt settlement and the parties involved in the Tender Offer are permitted to structure the offer settlement mechanics in the manner most appropriate for the transaction. The reason for this is that the Tender Offer: (a) does not trigger either a voluntary or mandatory tender offer pursuant to the Russian Civil Code; and (b) is conducted by an affiliate of the issuer, as opposed to the issuer itself, thereby not triggering the Russian settlement rules.

In fact, the Company would strongly prefer to settle with tendering Shareholders on a much quicker basis if that were possible, but as set out briefly below, the settlement process for Russian shares is an attenuated process that does not have the benefits of electronic settlement, and the Tender Offer is dependent upon the Company’s ability to have a longer settlement cycle.

Settlement will be conducted as follows:

1.              Signing of a Share Purchase Agreement. Under the Russian Civil Code, an agreement is considered concluded and, for the purposes of the Tender Offer, the relevant amount of shares may be transferred to the Offeror, only when all the material terms of the agreement are set. Because of the Dutch auction process, the actual amount of shares of Common Stock to be bought from a particular Shareholder may only be determined after the Offeror has published the results of the Tender Offer, including the price and the pro ration, if any. After such publication, the tendering Shareholders (or their authorized representatives) will need to appear in person to conclude a Russian Share Purchase Agreement (“SPA”). Five business days is the market practice in Russia for such a process.

2.              Transfer of shares. Transfer of shares may only be effected on the basis of an existing agreement, such as an SPA referenced above. The transfer of shares within the share register may take up to three business days. The Tender Offer provides for five business days for the Shareholders to transfer their shares of Common Stock in order to give them sufficient time to effect the transfer.

3.              Payment.  The Offer to Purchase and the form SPA attached to it provide for payment for the shares of Common Stock received by the Offeror within five business days. Payment will be done on a rolling basis, i.e., once the tendering Shareholder has concluded an SPA and transferred the shares, the consideration will be transferred within five business days from the day of such transfer. Therefore, an individual Shareholder will not have to wait until the other Shareholders transfer their shares and may be paid much quicker than the full 21 calendar day period that is currently contemplated and 21 calendar days is the longest possible settlement period based on a Shareholder appearing for the signing of the SPA on the last day and taking the full five business days to transfer the shares.

How much will the Offeror pay for the shares of Common Stock and how will the Tender Offer be financed?

4.              Clarify who will provide the necessary funds to the Offeror to purchase tendered shares and when this will occur.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company, as the sole shareholder of the Offeror, provides the funds out of cash on hand. As set out on page 17 of the Offer to Purchase, on October 27, 2016, the

Company’s Board of Directors approved provision of a contribution to the Offeror’s charter capital for the purpose of the Tender Offer. The Tender Offer will be fully financed through a share capital increase and the necessary funds will be provided to the Offeror before expiration of the Tender Offer.

Terms and Conditions of the Tender Offer

5.              Refer to the last paragraph in this section on page 20 and in particular to the statement “The Conditions referred to above are for the sole benefit of the Offeror and may be asserted by it regardless of the circumstances giving rise to any such Condition and may be waived by the Offeror…” An offer condition must be subject to objective verification and outside the sole control of the Offeror. Please revise.

Response:  The Company acknowledges the Staff’s comment and proposes to amend the last paragraph of section 2.1 of the Offer to Purchase in order to clarify that “provided, however, that any of the Conditions referred to above may be asserted by the Offeror only if the fulfillment or non-fulfillment of such Conditions have occurred (or shall have been reasonably determined by the Offeror to have occurred) based on circumstances not within the Offeror’s control and that, in the Offeror’s reasonable judgment, make it inadvisable to proceed with the Offer.”

6.              See our last comment above. In the same paragraph, revise the language in the same paragraph stating that “the Offeror’s failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.” In our view, if any of the listed offer conditions are triggered, the Offeror must promptly inform security holders whether it will proceed with the offer by waiving that condition, or assert the condition to terminate. It may not fail to assert such condition until the end of the offer period, unless the language of the condition itself supports that interpretation. Please revise the disclosure here accordingly.

Response:  The Company acknowledges the Staff’s comment and proposes to amend the last paragraph of section 2.1 of the Offer to Purchase in order to clarify that “If any of the Conditions referred to above is triggered, the Offeror will promptly notify Shareholders whether or not the triggered Condition has been waived.”

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at +74956441927 or j.david.stewart@lw.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ J. David Stewart

J. David Stewart
of LATHAM & WATKINS LLP